40-33

Sutherland
Asbill &
Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sablaw.com

March 1, 2007

RECEIVED
MAR 2007
213

PROCESSED

MAR 0 8 2007

THOMSON
FINANCIAL

VIA COURIER

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Form 40-33 - Civil Action Documents Filed on Behalf of Allied Capital Corporation--File No. 814-00138

Ladies and Gentlemen:

On behalf of Allied Capital Corporation, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the class action complaint filed in the U.S. District Court for the District of Columbia, captioned Dana Ross v. Walton, et al., CV 00402.

If you have any questions regarding this submission, please do not hesitate to call me at (202) 383-0218.

Sincerely,

Cynthia M. Krus

Enclosure

07045862

UNITED STATES DISTRICT COURT
DISTRICT OF COLUMBIA

DANA ROSS, 664 San Andres Circle, Thousand Oaks, CA 91360, Individually and on Behalf of all Others Similarly Situated, Plaintiff, v. WILLIAM L. WALTON, 1919 Pennsylvania Avenue North West, Washington, DC 20006, PENNI F. ROLL, 1919 Pennsylvania Avenue North West, Washington, DC 20006, JOAN M. SWEENEY, 1919 Pennsylvania Avenue North West, Washington, DC 20006, and ALLIED CAPITAL CORPORATION, 1919 Pennsylvania Avenue North West, Washington, DC 20006, Defendants.	No. CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND VIOLATIONS OF FEDERAL SECURITIES LAWS **JURY TRIAL DEMANDED**

1. Plaintiff, by his undersigned counsel, for plaintiff's Class Action Complaint, alleges the following upon personal knowledge as to plaintiff and plaintiff's own acts, and upon information and belief based upon the investigation of plaintiff's attorneys as to all other matters. The investigation includes the thorough review and analysis of public statements, publicly filed documents of Allied Capital Corporation ("Allied Capital" or the "Company"), press releases, news articles and the review and analysis of accounting rules and related literature. Plaintiff believes that further substantial evidentiary support will exist for the allegations set forth below after a reasonable opportunity for discovery.

SUMMARY OF ACTION

2. This is a class action on behalf of all purchasers of the common stock of Allied Capital between March 1, 2006 and January 10, 2007, inclusive (the "Class Period"),

seeking to pursue remedies under the Securities Exchange Act of 1934 (the "Exchange Act").

3. Based in Washington, DC, Allied Capital is a principal investment firm specializing in buyouts, acquisitions, recapitalizations, note purchases, growth capital, and middle market investments. The firm also provides debt financing in the form of senior loans, second lien debt, subordinated debt, and unitranche facilities. The Company' Business Loan Express (BLX) subsidiary originates, sells and services primarily real estate-secured small business loans, and also provides small business loans which are guaranteed pursuant to the U.S. Small Business Administration's (SBA) Section 7(a) Guaranteed Loan Program. BLX is Allied Capital's second largest portfolio company, and in 2005 BLX provided approximately 10.0% of Allied Capital's total interest and related portfolio income.

4. Throughout the Class Period, Defendants failed to disclose, among other things, that Allied Capital's BLX subsidiary fraudulently procured and provided SBA-backed Section 7(a) loans to borrowers who were ineligible to receive such loans. As a result, defendants misrepresented and failed to disclose to investors material adverse facts concerning Allied Capital's financial condition and prospects.

JURISDICTION AND VENUE

5. This Court has jurisdiction over this action pursuant to: (a) Section 27 of the Exchange Act, 15 U.S.C. § 78aa; and (b) 28 U.S.C. §§ 1331 and 1337.

6. This action arises under and pursuant to: (a) Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b); (b) Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5; and (c) Section 20(a) of the Exchange Act, 15 U.S.C. § 78t(a).

7. Venue is proper in this District pursuant to Section 27 of the Exchange Act,15 U.S.C. § 78aa.

8. In furtherance of and in connection with the acts alleged herein, Defendants directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephonic communications, the Internet, and the facilities of the New York Stock Exchange (the "NYSE"), a national securities exchange.

PARTIES

9. Plaintiff John Anderson purchased Allied Capital securities during the Class Period, as set forth in the attached Certification, and was damaged thereby.

10. Defendant Allied Capital Corp. is a Maryland corporation with its principal place of business situated at 1919 Pennsylvania Avenue North West, Washington, DC 20006. The Company is a principal investment firm specializing in buyouts, acquisitions, recapitalizations, note purchases, growth capital, and middle market investments. The firm also provides debt financing in the form of senior loans, second lien debt, subordinated debt, and unitranche facilities. It prefers to invest in business services, financial services, consumer products, healthcare services, energy services, and consumer services sectors.

11. Defendant William L. Walton ("Walton") is the Company's Chairman, President and Chief Executive Officer ("CEO").

12. Defendant Penni F. Roll ("Roll") is the Company's Chief Financial Officer ("CFO").

13. Defendant Joan M. Sweeney ("Sweeney") is the Company's Chief Operating Officer and a Director.

14. Defendants Walton, Roll and Sweeney are collectively referred to herein as the "Individual Defendants."

15. Because of the Individual Defendants' positions with the Company, they had

access to the adverse undisclosed information about the Company's business, operations, operational trends, financial statements and markets via access to internal corporate documents (including the Company's operating plans, budgets, forecasts and reports of actual operations compared thereto), conversations and connections with other corporate officers and employees, attendance at management and Board of Directors meetings and committees thereof and via reports and other information provided to them in connection therewith.

16. It is appropriate to treat the Individual Defendants as a group for pleading purposes and to presume that the false, misleading and incomplete information conveyed in the Company's public filings, press releases and other publications as alleged herein are the collective actions of the narrowly defined group of defendants identified above. Each of the above officers of Technical Olympic, by virtue of their high-level positions with the Company, directly participated in the management of the Company, was directly involved in the day-to-day operations of the Company at the highest levels and was privy to confidential proprietary information concerning the Company and its business, operations, growth, financial statements, and financial condition, as alleged herein. Said defendants were involved in drafting, producing, reviewing and/or disseminating the false and misleading statements and information alleged herein, were aware, or recklessly disregarded, that the false and misleading statements were being issued regarding the Company, and approved or ratified these statements, in violation of the federal securities laws.

17. As officers and controlling persons of a publicly-held company whose common stock was, and is, registered with the SEC pursuant to the Exchange Act, and was, and is, traded on the New York Stock Exchange ("NYSE") and governed by the provisions of the federal securities laws, the Individual Defendants each had a duty to disseminate promptly, accurate and

truthful information with respect to the Company's financial condition and performance, growth, operations, financial statements, business, markets, management and earnings, and to correct any previously issued statements that had become materially misleading or untrue, so that the market price of the Company's publicly-traded common stock would be based upon truthful and accurate information. The Individual Defendants' misrepresentations and omissions during the Class Period violated these specific requirements and obligations.

18. The Individual Defendants participated in the drafting, preparation, and/or approval of the various public and shareholder and investor reports and other communications complained of herein and were aware of, or recklessly disregarded, the misstatements contained therein and omissions therefrom, and were aware of their materially false and misleading nature. Because of their Board membership and/or executive and managerial positions with Allied Capital, each of the Individual Defendants had access to the adverse undisclosed information about Allied Capital's financial condition and performance as particularized herein and knew (or recklessly disregarded) that these adverse facts rendered the positive representations made by or about Allied Capital and its business issued or adopted by the Company materially false and misleading.

19. The Individual Defendants, because of their positions of control and authority as officers and/or directors of the Company, were able to and did control the content of the various SEC filings, press releases and other public statements pertaining to the Company during the Class Period. Each Individual Defendant was provided with copies of the documents alleged herein to be misleading prior to or shortly after their issuance and/or had the ability and/or opportunity to prevent their issuance or cause them to be corrected. Accordingly, each of the Individual Defendants is responsible for the accuracy of the public reports and releases detailed

herein and is therefore primarily liable for the representations contained therein.

20. Each of the defendants is liable as a participant in a fraudulent scheme and course of business that operated as a fraud or deceit on purchasers of Allied Capital common stock by disseminating materially false and misleading statements and/or concealing material adverse facts. The scheme: (i) deceived the investing public regarding Allied Capital's business, operations, management and the intrinsic value of Allied Capital common stock; and (ii) caused plaintiff and other members of the Class to purchase Allied Capital's common stock at artificially inflated prices.

SUBSTANTIVE ALLEGATIONS

Background

21. Defendant Allied Capital is a principal investment firm specializing in buyouts, acquisitions, recapitalizations, note purchases, growth capital and middle market investments. The Company's portfolio of investments includes companies involved in business services, financial services, consumer products, healthcare services, energy services, and the consumer services sectors. One of Allied Capital's portfolio companies is Business Loan Express, which originates, sells, and services primarily real estate secured small business loans specifically for businesses with financing needs of up to $4.0 million. Business Loan Express provides SBA 7(a) loans, conventional small business loans and small investment real estate loans.

22. The Small Business Administration is a federal agency that, among other things, offers loan guarantee programs to assist small businesses. The SBA Section 7(a) Loan Guarantee Program authorizes the SBA to lend money to qualified business by having the SBA provide loan guarantees to participating, private-sector lenders (who are also referred to as "participants'). Section 7(a) loans are the most frequently used loans within the SBA's business

loan program, but must meet certain underwriting criteria. Only a portion of a Section 7(a) loan is guaranteed; thus, the borrower is required to make a capital contribution to ensure that both the SBA and the lender share the risk of the borrower defaulting. If a default occurs, the SBA will reimburse the lender for its loss, up to the percentage of the SBA's guarantee.

23. Under the Section 7(a) program, the lender makes the decision whether to make the loan, and the SBA guarantee against payment default does not cover imprudent loan decisions by the lender or misrepresentations by the borrowers. The SBA's guarantee is expressly subject to the agency's "Written Authorization Agreement" which is executed by the SBA and the lender. Moreover, the SBA is not liable for its guarantee if the lender has not substantially complied with the SBA's regulations or underwriting requirements.

False and Misleading Statements During the Class Period

24. On March 6, 2006, Allied Capital issued a press release announcing its financial results for 2005. The press release stated in relevant part as follows:

> WASHINGTON--(BUSINESS WIRE)--March 6, 2006--Allied Capital Corporation (NYSE:ALD) today announced 2005 financial results.
>
> Highlights for 2005
>
> * Net income was $6.36 per share, or $872.8 million
> * Net investment income was $1.00 per share, or $137.2 million
> * The total of net investment income and net realized gains was $2.99 per share, or $410.7 million
> * Net unrealized appreciation was $3.37 per share, or $462.1 million
> * Regular quarterly dividends of $2.30 per share; an extra cash dividend of $0.03 per share was paid for 2005
> * Net asset value was $19.17 per share
> * Shareholders' equity was $2.6 billion
> * New investments totaled $1.68 billion for the year, including $347.5 million in the fourth quarter
>
> Operating Results

For the year ended December 31, 2005, net investment income was $137.2 million or $1.00 per share, as compared to $201.0 million or $1.52 per share for the year ended December 31, 2004. Net realized gains were $273.5 million or $1.99 per share for the year ended December 31, 2005, as compared to $117.2 million or $0.88 per share for the year ended December 31, 2004. The sum of net investment income and net realized gains was $410.7 million or $2.99 per share for the year ended December 31, 2005, as compared to $318.2 million or $2.40 per share for the year ended December 31, 2004.

Net income for the year ended December 31, 2005, was $872.8 million or $6.36 per share, including net unrealized appreciation of $462.1 million or $3.37 per share. Net income for the year ended December 31, 2004, was $249.5 million or $1.88 per share, after net unrealized depreciation of $68.7 million or $0.52 per share. Net income can vary substantially from year to year primarily due to changes in unrealized appreciation or depreciation and the recognition of realized gains or losses, which vary from year to year.

For the three months ended December 31, 2005, net investment income was $37.1 million or $0.27 per share, as compared to $54.7 million or $0.40 per share for the three months ended December 31, 2004. Net realized losses were $15.0 million or $0.11 per share for the three months ended December 31, 2005, as compared to $58.5 million or $0.43 per share for the three months ended December 31, 2004. The sum of net investment income and net realized losses was $22.1 million or $0.16 per share for the three months ended December 31, 2005, as compared to a net loss of $3.8 million or $0.03 per share for the three months ended December 31, 2004.

Net income for the three months ended December 31, 2005, was $328.1 million or $2.36 per share, including net unrealized appreciation of $306.1 million or $2.20 per share. Net income for the three months ended December 31, 2004, was $47.8 million or $0.35 per share, including net unrealized appreciation of $51.7 million or $0.38 per share. Net income can vary substantially from quarter to quarter primarily due to changes in unrealized appreciation or depreciation and the recognition of realized gains or losses, which vary from quarter to quarter. As a result, quarterly comparisons of net income may not be meaningful.

For the year ended December 31, 2005, the Company invested a total of $1.68 billion. After total portfolio repayments and asset sales of $1.5 billion, including $718.1 million from the sale of the CMBS and CDO portfolio, and valuation and other changes during the year, the total portfolio was $3.6 billion at December 31, 2005. At December 31, 2005, the overall weighted average yield on the interest-bearing portfolio was 12.8%, as compared to 14.0% at December 31, 2004.

Shareholders' equity was $2.6 billion at December 31, 2005, with a net asset value per share of $19.17 as compared to $2.0 billion or $14.87 per share at December 31, 2004.

Private Finance

The private finance portfolio totaled $3.5 billion at December 31, 2005. Loans and debt securities, which totaled $2.1 billion at December 31, 2005, had a weighted average yield of 13.0% as compared to 13.9% at December 31, 2004. Private finance investments funded totaled $330.3 million for the quarter. Significant new private finance investments during the fourth quarter of 2005 included:

* $64.9 million in the preferred shares of Callidus MAPS CLO Fund I LLC;
* $51.1 million in financing to support a minority recapitalization of Network Hardware Resale, Inc., a provider of pre-owned networking equipment;
* $45.9 million to Callidus Capital Corporation pursuant to its existing credit facility;
* $31.9 million of financing to support the buyout of Promo Works, L.L.C., an in-store product sampling company;
* $20.4 million of financing to support the leveraged recapitalization of Universal Air Filter Company, a designer and manufacturer of custom electronics cooling air filters;
* $18.3 million in senior financing to Event Rentals, Inc., a party and special event rental company;
* $16.6 million to Mercury Air Centers, Inc., an operator of fixed base operations, to finance several acquisitions;
* $14.9 million in financing to Triview Investments, Inc. - $7.5 million to finance a recapitalization of Triax Holdings, LLC and $7.4 million in acquisition financing to Longview Cable & Data, LLC;
* $14.8 million in acquisition financing to Red Hawk Industries, a provider of electronic and physical security products, systems and services to financial institutions;
* $10.9 million to support the buyout of Transamerican Auto Parts, LLC, a retailer, wholesaler and manufacturer/supplier of parts and accessories for light trucks, Jeep vehicles and SUVs;
* $10.0 million to Business Loan Express, LLC, under a short-term revolving credit facility;
* $8.5 million in growth financing to S.B. Restaurant, Inc., an owner and operator of casual dining, full-service restaurants; and
* $7.2 million in financing to support a recapitalization of Geotrace Technologies, Inc., a provider of subsurface imaging solutions and sophisticated reservoir analysis to the oil and gas industry.

Investments funded in January and February of 2006 totaled $526.3 million.

Portfolio Quality

Allied Capital employs a grading system to monitor the quality of its portfolio. Grade 1 is for those investments from which a capital gain is expected. Grade 2 is for investments performing in accordance with plan. Grade 3 is for investments that require closer monitoring; however, no loss of investment return or principal is expected. Grade 4 is for investments that are in workout and for which some loss of current investment return is expected, but no loss of principal is expected. Grade 5 is for investments that are in workout and for which some loss of principal is expected.

At December 31, 2005, Grade 1 investments totaled $1.6 billion, or 45.6% of the total portfolio at value; Grade 2 investments totaled $1.7 billion, or 48.0% of the total portfolio; Grade 3 investments totaled $149.1 million, or 4.1% of the total portfolio; Grade 4 investments totaled $26.5 million, or 0.7% of the total portfolio; and Grade 5 investments totaled $57.0 million, or 1.6% of the total portfolio.

Loans and debt securities over 90 days delinquent totaled $80.7 million at December 31, 2005, as compared to $132.6 million at December 31, 2004. Loans and debt securities not accruing interest totaled $155.8 million at December 31, 2005, as compared to $114.9 million at December 31, 2004. In general, the company does not accrue interest on loans or debt securities where there is doubt about interest collection or where the enterprise value of the portfolio company may not support further accrual. As a result loans or debt securities on non-accrual may be different than loans or debt securities that are over 90 days delinquent.

Liquidity and Capital Resources

At December 31, 2005, the company had cash and investments in money market securities of $53.3 million, a newly established liquidity portfolio totaling $200.3 million, outstanding long-term debt of $1.2 billion, and outstanding borrowings of $91.8 million on a revolving line of credit. At December 31, 2005, the company had a weighted average cost of debt of 6.5% and its regulatory asset coverage was 309%. The company is required to maintain regulatory asset coverage of at least 200%.

On January 31, 2006, the Company sold 3.0 million shares of its common stock for proceeds totaling $83.0 million, net of underwriting discounts and estimated offering expenses. The Company primarily used the net proceeds of the offering to reduce borrowings under its revolving line of credit and for general corporate purposes.

Quarterly Dividend of $0.59 Per Share Declared

As previously released on January 23, 2006, the Company declared its 170th regular quarterly dividend of $0.59 per share for the first quarter of 2006. The dividend is payable as follows:

Record date: March 17, 2006
Payable date: March 31, 2006

The Company's dividend is paid from taxable income. The Board determines the dividend based on annual estimates of taxable income, which differ from book income due to changes in unrealized appreciation and depreciation and due to temporary and permanent differences in income and expense recognition.

25. On March 13, 2006 Allied Capital filed its annual report for the period ended December 31, 2005 with the SEC on Form 10-K, which was signed by the Individual Defendants and reaffirmed the Company's previously announced financial results. Pursuant to Section 302 of Sarbanes-Oxley, the Form 10-K included certifications signed by the Individual Defendants stating that the Form 10-K did not include any material misrepresentations.

26. On May 3, 2006, the Company issued a press release announcing its financial results for first quarter 2006 The press release stated:

Allied Capital Announces First Quarter 2006 Financial Results; Quarterly Dividend of $0.60 Per Share Declared

WASHINGTON, May 03, 2006 (BUSINESS WIRE) -- Allied Capital Corporation (NYSE:ALD) today announced first quarter 2006 financial results.

Highlights for Q1 2006

-- Net income was $0.70 per share, or $99.6 million
-- Net investment income was $0.29 per share, or $41.3 million
-- The total of net investment income and net realized gains was $3.34 per share, or $474.1 million
-- Net unrealized depreciation was $2.64 per share, or $374.5 million
-- First regular quarterly dividend of $0.59 per share was paid; second quarter dividend of $0.60 per share was declared

-- Net asset value per share was $19.50
-- Shareholders' equity was $2.7 billion
-- New investments totaled $797.9 million for the quarter

Operating Results

For the three months ended March 31, 2006, net investment income was $41.3 million or $0.29 per share, which included stock options expense of $3.6 million or $0.03 per share and excise tax expense of $8.4 million or $0.06 per share. For the three months ended March 31, 2005, net investment income was $38.8 million or $0.29 per share. Net realized gains were $432.8 million or $3.05 per share for the quarter ended March 31, 2006, which included a gain of $433.1 million, subject to post-closing adjustments, from the sale of the company's majority equity interest in Advantage Sales & Marketing, Inc. Net realized gains were $10.3 million, or $0.07 per share for the quarter ended March 31, 2005. The sum of net investment income and net realized gains was $474.1 million or $3.34 per share for the three months ended March 31, 2006, as compared to $49.0 million or $0.36 per share for the three months ended March 31, 2005.

Net income for the quarter ended March 31, 2006, was $99.6 million or $0.70 per share, after net unrealized depreciation of $374.5 million or $2.64 per share. Net income for the quarter ended March 31, 2005, was $119.6 million or $0.88 per share, after net unrealized appreciation of $70.6 million or $0.52 per share. Net income can vary substantially from quarter to quarter primarily due to changes in unrealized appreciation or depreciation and the recognition of realized gains or losses, which vary from quarter to quarter. As a result, quarterly comparisons of net income may not be meaningful.

During the first quarter, the company invested a total of $797.9 million. After principal collections related to investment repayments or sales of $340.4 million, portfolio exits and valuation and other changes during the quarter, the total portfolio was $3.7 billion at March 31, 2006. At March 31, 2006, the overall weighted average yield on the interest-bearing portfolio was 12.3%, as compared to 12.8% at December 31, 2005.

Shareholders' equity was $2.7 billion at March 31, 2006, with a net asset value per share of $19.50 as compared to $2.6 billion or $19.17 per share at December 31, 2005.

Private Finance

The private finance portfolio totaled $3.6 billion at value at March 31, 2006. Loans and debt securities, which totaled $2.5 billion at value at March 31, 2006, had a weighted average yield of 12.5%, as compared to 13.0% at December 31, 2005. New private finance investments during the first quarter of 2006 included:

-- $155.7 million to support the management-led recapitalization of Hot Stuff Foods, LLC, a provider of branded "Food on the Go" foodservice solutions;

-- $150.0 million in connection with the company's sale of its majority equity interest in Advantage Sales & Marketing, Inc., a sales and marketing agency providing outsourced sales, merchandising, and marketing services to the consumer packaged goods industry;

-- $99.2 million to finance the acquisition of ChemPro, Inc., a consumer products company that manufactures and markets branded and private label heavy-duty household cleaning products, which was merged with Redox Brands, a marketer of consumer branded products in the cleaning/detergent segment and a majority-owned portfolio company of Allied Capital, to form CR Brands, Inc.;

-- $74.7 million to support the buyout of 3SI Security Systems, Inc., a manufacturer of electronic security systems for cash protection;

-- $49.0 million to BI Incorporated, a provider of electronic monitoring equipment and services, community-based supervision and treatment, and re-entry programs to the criminal justice and homeland security markets in the United States;

-- $30.0 million to support the acquisition of Deluxe Entertainment Services Group, Inc., a provider of film processing services for the motion picture industry;

-- $30.0 million to support the acquisition of Integrity Interactive Corporation, a provider of outsourced corporate ethics and compliance programs for corporations with a large number of employees;

-- $28.0 million to support the acquisition of Distant Lands Trading Co., a vertically integrated provider of premium, specialty roasted coffee and coffee beans;

-- $23.5 million in the minority recapitalization of DVS VideoStream, LLC, a media supply chain management company that provides software and services to major television and movie studios;

-- $21.5 million to Healthy Pet Corp., an operator of veterinary hospitals in the eastern United States; and

-- $20.0 million to Farley's & Sathers Candy Company, Inc., a premier branded, non-chocolate confectionery business.

Investments funded during April of 2006 totaled $255 million.

Portfolio Quality

Allied Capital employs a grading system to monitor the quality of its portfolio. Grade 1 is for those investments from which a capital gain is expected. Grade 2 is for investments performing in accordance with plan. Grade 3 is for investments that require closer monitoring; however, no loss of investment return or principal is expected. Grade 4 is for investments that are in workout and for which some loss of current investment return is expected, but no loss of principal is expected. Grade 5 is for investments that are in workout and for which some loss of principal is expected.

At March 31, 2006, Grade 1 investments totaled $1.3 billion, or 34.9% of the total portfolio at value; Grade 2 investments totaled $2.2 billion, or 59.2% of the total portfolio; Grade 3 investments totaled $95.0 million, or 2.6% of the total portfolio; Grade 4 investments totaled $64.5 million, or 1.7% of the total portfolio; and Grade 5 investments totaled $60.4 million, or 1.6% of the total portfolio.

Loans and debt securities over 90 days delinquent totaled $88.6 million at March 31, 2006, as compared to $80.7 million at December 31, 2005. Loans and debt securities not accruing interest totaled $157.7 million at March 31, 2006, as compared to $155.8 million at December 31, 2005. In general, the company does not accrue interest on loans or debt securities where there is doubt about interest collection or where the enterprise value of the portfolio company may not support further accrual. As a result, loans or debt securities on non-accrual may be different than loans or debt securities that are over 90 days delinquent.

Liquidity and Capital Resources

At March 31, 2006, the company had cash and investments in money market securities of $43.5 million, a liquidity portfolio totaling $202.4 million which includes U.S. Treasury bills and money market securities, outstanding long-term debt of $1.2 billion, and outstanding borrowings of $93.0 million on its revolving line of credit. At March 31, 2006, the company had a weighted average cost of debt of 6.5% and its regulatory asset coverage was 317%. The company is required to maintain regulatory asset coverage of at least 200%.

On May 1, 2006, the company issued $50 million of seven-year, unsecured notes with a fixed interest rate of 6.75%. This debt matures in May 2013. The proceeds from the issuance of the notes were used to repay $25 million of 7.49% unsecured long-term notes that matured on May 1, 2006, with the remainder being used to fund new portfolio investments and for general corporate purposes.

Quarterly Dividend of $0.60 per Share Declared

As previously released on April 21, 2006, the company declared its 171st regular quarterly dividend of $0.60 per share for the second quarter of 2006. The dividend is payable as follows:

Record date June 16, 2006

Payable date June 30, 2006

The company's dividend is paid from taxable income. The Board determines the dividend based on estimates of annual taxable income, which differ from book income due to changes in unrealized appreciation and depreciation and due to temporary and permanent differences in income and expense recognition, and the amount of taxable income carried over from the prior year for distribution in the current year.

27. On May 8, 2006, Allied Capital filed its quarterly report with the SEC on Form 10-Q for first quarter 2006, the period ended March 31, 2006, which reaffirmed the Company's previously announced financial results. Pursuant to Section 302 of Sarbanes-Oxley, the Form 10-Q included certifications signed by Defendants Walton and Roll stating that the Form 10-Q did not include any material misrepresentations.

28. On August 2, 2006, the Company issued a press release announcing its financial results for second quarter 2006. The press release stated:

Allied Capital Announces Second Quarter 2006 Financial Results; Quarterly Dividend of $0.61 Per Share Declared

WASHINGTON, Aug 02, 2006 (BUSINESS WIRE) -- Allied Capital Corporation (NYSE:ALD) today announced second quarter 2006 financial results.

Highlights for Q2 2006

-- Net income was $0.24 per share, or $33.7 million

-- Net investment income was $0.35 per share, or $50.2 million

-- The total of net investment income and net realized gains was $1.05 per share, or $150.4 million

-- Net unrealized depreciation was $0.81 per share, or $116.7 million

-- Second regular quarterly dividend of $0.60 per share was paid; third quarter dividend of $0.61 per share was declared

-- Net asset value per share was $19.17

-- Shareholders' equity was $2.7 billion

-- New investments totaled $453.4 million for the second quarter and $1.3 billion for the first half of 2006

Operating Results

For the three months ended June 30, 2006, net investment income was $50.2 million or $0.35 per share, which included stock options expense of $4.6 million or $0.03 per share and excise tax expense of $3.2 million or $0.02 per share. For the three months ended June 30, 2005, net investment income was $15.3 million or $0.11 per share, which included excise tax expense of $4.0 million or $0.03 per share. Net realized gains were $100.2 million or $0.70 per share for the quarter ended June 30, 2006, and were $207.5 million or $1.52 per share for the quarter ended June 30, 2005. The sum of net investment income and net realized gains was $150.4 million or $1.05 per share for the three months ended June 30, 2006, as compared to $222.8 million or $1.63 per share for the three months ended June 30, 2005.

Net income for the quarter ended June 30, 2006, was $33.7 million or $0.24 per share, after net unrealized depreciation of $116.7 million or $0.81 per share. Net income for the quarter ended June 30, 2005, was $311.9 million or $2.29 per share, after net unrealized appreciation of $89.1 million or $0.65 per share. Net income can vary substantially from quarter to quarter primarily due to changes in unrealized appreciation or depreciation and the recognition of realized gains or losses, which vary from quarter to quarter. As a result, quarterly comparisons of net income may not be meaningful.

For the six months ended June 30, 2006, net investment income was $91.5 million or $0.64 per share, which included stock options expense of $8.2 million or $0.06 per share and excise tax expense of $11.6 million or $0.08 per share. For the six months ended June 30, 2005, net investment income was $54.0 million or $0.40 per share, which included excise tax expense of $4.0 million or $0.03 per share. Net realized gains were $533.1 million or $3.74 per share for the six months ended June 30, 2006, and were $217.8 million or $1.60 per share for the six months ended June 30, 2005. The sum of net investment income and net realized gains was $624.6 million or $4.38 per share for the six months ended June 30, 2006, as compared to $271.8 million or $2.00 per share for the six months ended June 30, 2005. Net income for the six months ended June 30, 2006, was $133.3 million or $0.94 per share, including net unrealized depreciation of $491.3 million or $3.45 per share. Net income for the six months ended June 30, 2005, was $431.5 million or $3.17 per share, including net unrealized appreciation of $159.7 million or $1.17 per share.

During the second quarter, the company invested a total of $453.4 million. After principal collections related to investment repayments or sales of $429.2 million, portfolio exits and valuation and other changes during the quarter, the total portfolio at value was $3.6 billion at June 30, 2006. At June 30, 2006, the overall weighted average yield on the interest-bearing portfolio was 12.6%, as compared to 12.8% at December 31, 2005.

Shareholders' equity was $2.7 billion at June 30, 2006, with a net asset value per share of $19.17 as compared to $2.6 billion or $19.17 per share at December 31, 2005.

Private Finance

The private finance portfolio totaled $3.5 billion at value at June 30, 2006. Loans and debt securities, which totaled $2.5 billion at value at June 30, 2006, had a weighted average yield of 12.7%, as compared to 13.0% at December 31, 2005. New private finance investments totaled $441.5 million during the second quarter of 2006, which was composed of $68.3 million of senior loans, $180.9 million of unitranche debt, $139.1 million of subordinated debt and $53.2 million of equity. These investments included:

-- $82.5 million to support the buyout of The Step2 Company, LLC, a designer, manufacturer and marketer of large-format, branded children's and home products;

-- $77.0 million to support the buyout of Cook Inlet Alternative Risk, LLC, a provider of management services to small businesses enrolled in workers' compensation self-insured groups;

-- $65.1 million to support the management-led buyout of MHF Logistical Solutions, Inc., a third-party environmental logistics company;

-- $37.1 million to Air Medical Group Holdings LLC, a provider of air medical transportation and urgent care services to rural communities, to support a recapitalization and an acquisition;

-- $33.7 million to support the buyout of York Insurance Services Group, Inc., a third-party claims administrator providing outsourced processing, adjusting and settlement claims services to insureds on behalf of their customers;

-- $30.0 million in connection with the company's sale of its equity interest in STS Operating, Inc., a distributor of fluid power components, and provider of services including engineering, design, assembly, repair and technical training;

-- $22.5 million to Regency Healthcare Group, LLC, a Medicare-certified provider of home-based hospice services, to support an acquisition;

-- $20.0 million in the recapitalization of TransTechnology Corporation, a global designer, manufacturer and servicer of sophisticated, performance-critical lifting devices for specialty aerospace and defense applications;

-- $14.4 million to support the acquisition of Carlisle Wide Plank Floors, Inc., a manufacturer of wide plank softwood and hardwood flooring;

-- $12.5 million in the preferred shares of Callidus Debt Partners CLO Fund IV, Ltd.; and

-- $12.0 million in the recapitalization of Passport Health Communications, Inc., a healthcare technology company that offers products designed to enhance the revenue cycle management process of healthcare service providers.

Investments funded during July of 2006 totaled $274.8 million.

Portfolio Quality

Allied Capital employs a grading system to monitor the quality of its portfolio. Grade 1 is for those investments from which a capital gain is expected. Grade 2 is for investments performing in accordance with plan. Grade 3 is for investments that require closer monitoring; however, no loss of investment return or principal is expected. Grade 4 is for investments that are in workout and for which some loss of current investment return is expected, but no loss of principal is expected. Grade 5 is for investments that are in workout and for which some loss of principal is expected.

At June 30, 2006, Grade 1 investments totaled $1.2 billion, or 34.5% of the total portfolio at value; Grade 2 investments totaled $2.2 billion, or 60.6% of the total portfolio; Grade 3 investments totaled $93.1 million, or 2.6% of the total portfolio; Grade 4 investments totaled $27.4 million, or 0.8% of the total portfolio; and Grade 5 investments totaled $54.0 million, or 1.5% of the total portfolio.

Loans and debt securities over 90 days delinquent totaled $50.9 million at June 30, 2006, as compared to $80.7 million at December 31, 2005. Loans and debt securities not accruing interest totaled $112.6 million at June 30, 2006, as compared to $155.8 million at December 31, 2005. In general, the company does not accrue interest on loans or debt securities where there is doubt about interest collection or where the enterprise value of the portfolio company may not support further accrual. As a result, loans or debt securities on non-accrual may be different than loans or debt securities that are over 90 days delinquent.

Liquidity and Capital Resources

At June 30, 2006, the company had cash and investments in money market securities of $25.6 million, a liquidity portfolio totaling $201.2 million which included U.S. Treasury bills and money market and other securities, outstanding long-term debt of $1.2 billion, and outstanding borrowings of $1.8 million on its revolving line of credit. At June 30, 2006, the company had a weighted average cost of debt of 6.6% and its regulatory asset coverage was 326%. The company is required to maintain regulatory asset coverage of at least 200%.

On July 24, 2006, the company completed the sale of 4.5 million shares of common stock for net proceeds, after the underwriting discount and estimated offering expenses, of $118.1 million. On August 1, 2006, the company completed the sale of 675 thousand shares of common stock pursuant to the underwriter's over-allotment option for net proceeds, after the underwriting discount and estimated offering expenses, of $17.8 million.

On July 25, 2006, the company closed on the public issuance of $400 million of unsecured five-year notes. The notes will mature on July 15, 2011, and have a fixed interest rate of 6.625%.

After closing on these debt and equity issuances in the third quarter of 2006, there were no outstanding borrowings on the company's revolving line of credit.

Quarterly Dividend of $0.61 Per Share Declared

As previously released on July 24, 2006, the company declared its 172nd regular quarterly dividend of $0.61 per share for the third quarter of 2006. The dividend is payable as follows:

Record date: September 15, 2006

Payable date: September 29, 2006

The company's dividend is paid from taxable income. The Board determines the dividend based on estimates of annual taxable income, which differ from book income due to changes in unrealized appreciation and depreciation and due to temporary and permanent differences in income and expense recognition, and the amount of taxable income carried over from the prior year for distribution in the current year.

29. On August 9, 2006, Allied Capital filed its quarterly report with the SEC on Form 10-Q for second quarter 2006, the quarterly period ended June 30, 2006, which reaffirmed the

Company's previously announced financial results. Pursuant to Section 302 of Sarbanes-Oxley, the Form 10-Q included certifications signed by the Individual Defendants stating that the Form 10-Q did not include any material misrepresentations.

30. On November 8, 2006, the Company issued a press release announcing its financial results for thIRd quarter 2006 The press release stated:

> **Allied Capital Announces Second Quarter 2006 Financial Results; Quarterly Dividend of $0.61 Per Share Declared**
>
> **Allied Capital Announces Third Quarter 2006 Financial Results Quarterly Dividend of $0.62 Per Share Declared**
>
> WASHINGTON--(BUSINESS WIRE)--Nov. 8, 2006--Allied Capital Corporation (NYSE:ALD) today announced third quarter 2006 financial results.
>
> Highlights for Q3 2006
>
> * Net income was $0.53 per share, or $77.9 million
> * Net investment income was $0.33 per share, or $48.7 million
> * The total of net investment income and net realized gains was $0.40 per share, or $58.6 million
> * Net unrealized appreciation was $0.13 per share, or $19.3 million
> * Third regular quarterly dividend of $0.61 per share was paid; fourth quarter dividend of $0.62 per share was declared
> * Net asset value per share was $19.38
> * Shareholders' equity was $2.8 billion
> * New investments totaled $629.5 million for the quarter
>
> Operating Results
>
> For the three months ended September 30, 2006, net investment income was $48.7 million or $0.33 per share, which included stock options expense of $3.6 million or $0.02 per share and excise tax expense of $2.5 million or $0.02 per share. For the three months ended September 30, 2005, net investment income was $46.1 million or $0.33 per share, which included excise tax expense of $1.3 million or $0.01 per share. Net realized gains were $9.9 million or $0.07 per share for the quarter ended September 30, 2006, and were $70.7 million or $0.51 per share for the quarter ended September 30, 2005. The sum of net investment income and net realized gains was $58.6 million or $0.40 per share for the three months ended September 30, 2006, as compared to $116.8 million or $0.85 per share for the three months ended September 30, 2005.

Net income for the quarter ended September 30, 2006, was $77.9 million or $0.53 per share, after net unrealized appreciation of $19.3 million or $0.13 per share. Net income for the quarter ended September 30, 2005, was $113.2 million or $0.82 per share, after net unrealized depreciation of $3.7 million or $0.03 per share. Net income can vary substantially from quarter to quarter primarily due to changes in unrealized appreciation or depreciation and the recognition of realized gains or losses, which vary from quarter to quarter. As a result, quarterly comparisons of net income may not be meaningful.

For the nine months ended September 30, 2006, net investment income was $140.2 million or $0.97 per share, which included stock options expense of $11.9 million or $0.08 per share and excise tax expense of $14.1 million or $0.10 per share. For the nine months ended September 30, 2005, net investment income was $100.2 million or $0.73 per share, which included excise tax expense of $5.3 million or $0.04 per share. Net realized gains were $543.0 million or $3.77 per share for the nine months ended September 30, 2006, and were $288.5 million or $2.11 per share for the nine months ended September 30, 2005. The sum of net investment income and net realized gains was $683.1 million or $4.74 per share for the nine months ended September 30, 2006, as compared to $388.6 million or $2.84 per share for the nine months ended September 30, 2005. Net income for the nine months ended September 30, 2006, was $211.2 million or $1.47 per share, including net unrealized depreciation of $471.9 million or $3.27 per share. Net income for the nine months ended September 30, 2005, was $544.7 million or $3.99 per share, including net unrealized appreciation of $156.0 million or $1.15 per share.

During the third quarter, the company invested a total of $629.5 million. After principal collections related to investment repayments or sales of $116.3 million and valuation and other changes during the quarter, the total portfolio at value was $4.1 billion at September 30, 2006. At September 30, 2006, the overall weighted average yield on the interest-bearing portfolio was 12.3%, as compared to 12.8% at December 31, 2005.

Shareholders' equity was $2.8 billion at September 30, 2006, with a net asset value per share of $19.38 as compared to $2.6 billion or $19.17 per share at December 31, 2005.

Private Finance

The private finance portfolio totaled $4.0 billion at value at September 30, 2006. Loans and debt securities, which totaled $2.9 billion at value at September 30, 2006, had a weighted average yield of 12.5%, as compared to 13.0% at December 31, 2005. New private finance investments totaled $629.2 million during the third quarter of 2006, which was composed of $103.0 million of senior loans, $239.3 million of unitranche debt, $190.5 million of subordinated debt and $96.4 million of equity. These investments included:

* $157.1 million to support the management-led recapitalization of BenefitMall, Inc., a general agent focused on the small-group employee benefits market;
* $63.0 million to support the buyout of Stag-Parkway, Inc., a distributor of aftermarket parts and accessories to the recreational vehicle industry;
* $59.1 million to support the recapitalization of Penn Detroit Diesel Allison LLC, an authorized distributor of new equipment and aftermarket parts, as well as a provider of maintenance, repair and overhaul services to the heavy-duty truck industry;
* $56.2 million in the buyout of Coverall North America, Inc., a commercial cleaning franchise organization;
* $37.5 million to support the recapitalization of CSAV, Inc., a supplier of audio visual mounting equipment, lifts, stands, display accessories, and furniture used primarily to support the flat panel display and digital projector markets;
* $36.5 million to support the recapitalization of Sweet Traditions, LLC, a franchisee of Krispy Kreme Doughnut Corporation;
* $30.1 million to support the acquisition of York Insurance Services Group, Inc., a third-party claims administrator providing processing, adjusting, and settlement claims services to insured members on behalf of insurance carriers;
* $30.0 million to support the recapitalization of Bantek West, Inc., an outsourced provider of ATM services to customers including financial institutions, credit unions, non-bank ATM operators, and ATM equipment resellers;
* $22.9 million to CitiPostal, Inc. and Affiliates, a full service document storage and management company;
* $22.5 million to Meineke Car Care Centers, Inc., a franchisor in the car care sector of the automotive aftermarket industry, to support the acquisition of Econo Lube N' Tube, Inc., a franchisor of quick lube and general car care services;
* $18.6 million to support the buyout of DCWV Acquisition Corporation, a designer, producer and supplier of scrapbooking products;
* $18.1 million to support the buyout of Component Hardware Group, Inc., a supplier of hardware components, parts and plumbing products for the foodservice industry; and
* $15.0 million in growth capital to Creative Group, Inc., a concept-to-completion development, production and post-production business.

Portfolio Quality

Allied Capital employs a grading system to monitor the quality of its portfolio. Grade 1 is for those investments from which a capital gain is expected. Grade 2 is for investments performing in accordance with plan. Grade 3 is for investments that require closer monitoring; however, no loss of investment return or principal is expected. Grade 4 is for investments that are in workout and for which some loss of current investment return is expected, but no loss of principal is expected. Grade 5 is for investments that are in workout and for which some loss of principal is expected.

At September 30, 2006, Grade 1 investments totaled $1.1 billion, or 26.3% of the total portfolio at value; Grade 2 investments totaled $2.8 billion, or 67.2% of the total portfolio; Grade 3 investments totaled $153.4 million, or 3.7% of the total portfolio; Grade 4 investments totaled $57.9 million, or 1.4% of the total portfolio; and Grade 5 investments totaled $59.1 million, or 1.4% of the total portfolio.

At December 31, 2005, Grade 1 investments totaled $1.6 billion, or 45.6% of the total portfolio at value; Grade 2 investments totaled $1.7 billion, or 48.0% of the total portfolio; Grade 3 investments totaled $149.1 million, or 4.1% of the total portfolio; Grade 4 investments totaled $26.5 million, or 0.7% of the total portfolio; and Grade 5 investments totaled $57.0 million, or 1.6% of the total portfolio.

Loans and debt securities over 90 days delinquent totaled $44.9 million at September 30, 2006, as compared to $80.7 million at December 31, 2005. Loans and debt securities not accruing interest totaled $161.7 million at September 30, 2006, as compared to $155.8 million at December 31, 2005. In general, the company does not accrue interest on loans or debt securities where there is doubt about interest collection or where the enterprise value of the portfolio company may not support further accrual. As a result, loans or debt securities on non-accrual may be different than loans or debt securities that are over 90 days delinquent. Loans and debt securities that are on non-accrual status and over 90 days delinquent totaled $44.9 million at September 30, 2006, as compared to $60.7 million at December 31, 2005.

Liquidity and Capital Resources

At September 30, 2006, the company had cash and investments in money market securities of $46.0 million, a liquidity portfolio totaling $201.6 million, which included U.S. Treasury bills and money market and other securities, outstanding long-term debt of $1.6 billion, and no outstanding borrowings on its revolving line of credit. At September 30, 2006, the company had a weighted average cost of debt of 6.6% and its regulatory asset coverage was 278%. The company is required to maintain regulatory asset coverage of at least 200%.

On October 16, 2006, the company repaid $150.0 million of unsecured long-term debt that matured. This debt had a fixed interest rate of 7.2%. The company used cash generated from operations and borrowings on its revolving line of credit to repay this debt.

Quarterly Dividend of $0.62 Per Share Declared

As previously released on October 20, 2006, the company declared its 173rd regular quarterly dividend of $0.62 per share for the fourth quarter of 2006. The dividend is payable as follows:

Record date: December 15, 2006
Payable date: December 27, 2006

The company's dividend is paid from taxable income. The Board determines the dividend based on estimates of annual taxable income, which differ from book income due to changes in unrealized appreciation and depreciation and due to temporary and permanent differences in income and expense recognition, and the amount of taxable income carried over from the prior year for distribution in the current year.

31. Also on November 8, 2006, Allied Capital filed its quarterly report with the SEC on Form 10-Q for third quarter 2006, the quarterly period ended September 30, 2006, which was signed by the Individual Defendants reaffirmed the Company's previously announced financial results. Pursuant to Section 302 of Sarbanes-Oxley, the Form 10-Q included certifications signed by the Individual Defendants stating that the Form 10-Q did not include any material misrepresentations.

32. The statements referenced above in ¶¶24-31, above, were materially false and misleading because defendants knew but did not disclose, among other things,: (i) that the Company's BLX subsidiary originated and provided to borrowers fraudulently obtained small business loans under the SBA's Section 7(a) loan program; and (ii) that BLX provided Section 7(a) loans without verifying that the borrowers were eligible for SBA-backed loans or making the required capital contributions . As a result of these material omissions, defendants' Class Period statements misrepresented Allied Capital's operations, prospects and financial performance.

Disclosures at the End of The Class Period

33. On January 11, 2007, Allied Capital issued the following press release:

Allied Capital Issues Statement Regarding Business Loan Express

WASHINGTON--(BUSINESS WIRE)--Jan. 11, 2007--Allied Capital Corporation (NYSE:ALD) today issued the following statement to clarify potential misperceptions resulting from media coverage of the indictment of a former employee of Business Loan Express, LLC (BLX), an Allied Capital portfolio company, relating to BLX loans guaranteed by the Small Business Administration (SBA):

We believe that it is important to put the potential financial impact of this matter into its perspective. BLX is one of Allied Capital's approximately 140 portfolio companies. We have been monitoring this situation, as well as other factors at BLX, in determining the fair value of our investment in BLX, and as we disclosed in our September 30, 2006 Form 10-Q, we valued that investment at $284.9 million, including a $34.3 million write-down for the quarter. This means that BLX represented only 6.2% of Allied Capital's total assets of $4.6 billion and 5.4% of total interest and related portfolio income for the nine months ended September 30, 2006.

As we disclosed in our Form 10-Q for the quarter ended September 30, 2006, the Office of the Inspector General of the SBA and the Department of Justice have been conducting investigations into the lending activities of BLX and its Detroit office. BLX closed its Detroit office in August 2006, and Mr. Harrington ceased working for BLX in early September 2006.

In addition, it is our understanding that if the allegations against Mr. Harrington are proven true, BLX will also have suffered losses on account of Mr. Harrington's conduct. It is our understanding that BLX is cooperating fully with the SBA and Department of Justice in their investigations, and we will continue to monitor the situation closely.

34. As a result of this news, the Company's stock fell from the previous day's closing price of $31.58, to close on January 11 at $29.40, a drop of $2.18 per share. During the Class Period, the stock traded as high as $32.98 per share on January 5, 2007, only days before the disclosure of the improper loan practices at the Company's BLX subsidiary.

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE-MARKET DOCTRINE

35. At all relevant times, the market for Allied Capital common stock was an

efficient market for the following reasons, among others:

(a) Allied Capital common stock was listed and actively traded, on the NYSE, a highly efficient market;

(b) As a regulated issuer, the Company filed periodic public reports with the SEC; and,

(c) Allied Capital regularly issued press releases which were carried by national news wires. Each of these releases was publicly available and entered the public marketplace.

(d) As a result, the market for Allied Capital securities promptly digested current information with respect to the Company from all publicly-available sources and reflected such information in the Company's stock price. Under these circumstances, all purchasers of Allied Capital common stock during the Class Period suffered similar injury through their purchase of stock at artificially inflated prices and a presumption of reliance applies.

NO SAFE HARBOR

36. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. To the extent that the specific statements pleaded herein were identified as forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, Defendants are liable for those false forward-looking statements because at the time each of those forward-looking was made the particular speaker

knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the Company who knew that those statements were false when made.

SCIENTER ALLEGATIONS

37. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Company were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Allied Capital, their control over, and/or receipt and/or modification of Allied Capital's allegedly materially misleading misstatements and/or their associations with the Company which made them privy to confidential proprietary information concerning Allied Capital, participated in the fraudulent scheme alleged herein..

CLASS ACTION ALLEGATIONS

38. Plaintiff brings this action as a class action pursuant to Rules 23(a) and (b)(3) of the Federal Rule of Civil Procedure on behalf of a Class, consisting of all persons who purchased or otherwise acquired Allied Capital common stock between March 1, 2006 and January 10, 2007, inclusive (the "Class Period"), and who were damaged thereby. Excluded from the Class are Defendants, members of the immediate family of each of the Defendants, any subsidiary or affiliate of Allied Capital and the directors, officers, and employees of Allied Capital or its subsidiaries or affiliates, or any entity in which any excluded person has a controlling interest, and the legal representatives, heirs, successors and assigns of any excluded

person.

39. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members of the Class located throughout the United States. Record owners and other members of the Class may be identified from records maintained by the Company and/or its transfer agents and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

40. Plaintiff's claims are typical of the claims of the other members of the Class as all members of the Class were similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

41. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

42. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(i) whether the federal securities laws were violated by Defendants' acts and omissions as alleged herein;

(ii) whether Defendants participated in and pursued the common course of conduct complained of herein;

(iii) whether documents, press releases, and other statements disseminated to the investing public and the Company's shareholders during the Class Period misrepresented material facts about the business, operations, financial condition, and prospects of

Allied Capital;

(iv) whether statements made by Defendants to the investing public during the Class Period misrepresented and/or omitted to disclose material facts about the business, operations, value, performance, and prospects of the Company;

(v) whether the market price of Allied Capital common stock during the Class Period was artificially inflated due to the material misrepresentations and failures to correct the material misrepresentations complained of herein; and

(vi) the extent to which the members of the Class have sustained damages and the proper measure of damages.

43. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this suit as a class action.

FIRST CLAIM

Breach of Fiduciary Duty
Against All Defendants

44. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

45. Defendants owed a fiduciary duty to the Class, as purchasers and owners of Allied Capital stock.

46. Defendants, by means of their making the foregoing false and misleading

statements, breached their fiduciary duty to the Class.

SECOND CLAIM

Violations Of Section 10(b) Of The Exchange Act And Rule 10b-5Promulgated Thereunder Against All Defendants

47. Plaintiff repeats and realleges each and every allegation contained above.

48. Each of the Defendants: (a) knew or recklessly disregarded material adverse nonpublic information about the Company's financial results and then existing business conditions, which was not disclosed; and (b) participated in drafting, reviewing and/or approving the misleading statements, releases, reports, and other public representations of and about IFO.

49. During the Class Period, Defendants, with knowledge of or reckless disregard for the truth, disseminated or approved the false statements specified above, which were misleading in that they contained misrepresentations and failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

50. Defendants have violated § 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder in that they: (a) employed devices, schemes and artifices to defraud; (b) made untrue statements of material facts or omitted to state material facts necessary in order to make statements made, in light of the circumstances under which they were made, not misleading; or (c) engaged in acts, practices and a course of business that operated as a fraud or deceit upon the purchasers of Allied Capital stock during the Class Period.

51. Plaintiff and the Class have suffered damage in that, in reliance on the integrity of the market, they paid artificially inflated prices for Allied Capital stock. Plaintiff and

the Class would not have purchased Allied Capital stock at the prices they paid, or at all, if they had been aware that the market prices had been artificially and falsely inflated by Defendants' false and misleading statements.

THIRD CLAIM

Violations Of Section 20(a) Of The Exchange Act
Against the Individual Defendants

52. Plaintiff repeats and realleges each and every allegation contained above.

53. The Individual Defendants acted as controlling persons of the Company within the meaning of § 20(a) of the Exchange Act. By reason of their senior executive positions they had the power and authority to cause the Company to engage in the wrongful conduct complained of herein.

54. By reason of such wrongful conduct, the Individual Defendants are liable pursuant to § 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of Allied Capital stock during the Class Period.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

expenses incurred in this action, including counsel fees and expert fees; and

D. Such other and further relief as the Court may deem just and proper.

Dated: February 26, 2007

FREEMAN, WOLFE & GREENBAUM, P.A.

By: ______________________
Steven R. Freeman, USDC Bar No. 476221
Mercantile – Towson Building
409 Washington Avenue
Suite 300
Towson , MD 21204
Telephone: (410) 321-8400
Facsimile: (410) 321-8407

O'ROURKE KATTEN & MOODY
Joel L. Lipman
161 North Clark Street
Suite 2230
Chicago, IL 60601
Telephone: (312) 849-2020
Facsimile: (312) 849-2021

Attorneys for Plaintiff

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: February 26, 2007

FREEMAN, WOLFE & GREENBAUM, P.A.

By: ______________________
Steven R. Freeman, USDC Bar No. 476221
Mercantile – Towson Building
409 Washington Avenue
Suite 300
Towson , MD 21204
Telephone: (410) 321-8400
Facsimile: (410) 321-8407

O'ROURKE KATTEN & MOODY
Joel L. Lipman
161 North Clark Street
Suite 2230
Chicago, IL 60601
Telephone: (312) 849-2020
Facsimile: (312) 849-2021

Attorneys for Plaintiff

Sutherland
▪ Asbill & ▪
Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sablaw.com

March 1, 2007

VIA COURIER

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Form 40-33 - Civil Action Documents Filed on Behalf of Allied Capital Corporation--File No. 814-00138

Ladies and Gentlemen:

On behalf of Allied Capital Corporation, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint filed in the Superior Court of the District of Columbia, captioned Rena Nadoff v. Walton, et al., CA 001060-07.

If you have any questions regarding this submission, please do not hesitate to call me at (202) 383-0218.

Sincerely,

Cynthia M. Krus

Enclosure

CA Form 1

Superior Court of the District of Columbia
CIVIL DIVISION

500 Indiana Avenue, N.W., Room JM-170
Washington, D.C. 20001 Telephone: 879-1133

RENA NADOFF, on behalf of herself, Derivatively on behalf of ALLIED CAPITAL CORPORATION

Plaintiff

vs.

ALLIED CAPITAL CORPORATION,
1919 Pennsylvania Avenue, NW, Washington, DC 20006

Defendant

0001060-07

Civil Action No.

SUMMONS

To the above named Defendant:

You are hereby summoned and required to serve an Answer to the attached Complaint, either personally or through an attorney, within twenty (20) days after service of this summons upon your exclusive of the day of service. If you are being sued as an officer or agency of the United States Government or the District of Columbia Government you have 60 days after service of this summons to serve your Answer. A copy of the Answer must be mailed to the attorney for the party plaintiff who is suing you. The attorney's name and address appear **below.** If plaintiff has no attorney, a copy of the Answer must be mailed to the plaintiff at the address stated on this Summons.

You are also required to file the original Answer with the Court in Room JM 170 at 500 Indiana Avenue. N.W. between 9:00 am. and 4:00 pm., Mondays through Fridays or between 9:00 am. and 12:00 Noon on Saturdays. You may file the original Answer with the Court either before you serve a copy of the Answer on the plaintiff or within five (5) days after you have served the plaintiff If you fail to file an Answer, judgment by default may be entered against you for the relief demanded in the complaint.

Clerk of the Court

Law Offices of Roger Adelman
Name of Plaintiff's Attorney

1100 Connecticut Avenue, N.W., Suite 730
Address
Washington, DC 20036

202/822-0600
Telephone

By [signature] Deputy Clerk

Date 2-13-07

PUEDE OBTENERSE COPIAS DE ESTE FORMULARIO EN ESPANOL EN EL TRIBUNAL SUPERIOR DEL DISTRITO DE COLUMBIA, 500 INDIANA AVENUE, N.W., SALA JM 170

YOU MAY OBTAIN A COPY OF THIS FORM IN SPANISH AT THE SUPERIOR COURT OF D.C., 500 INDIANA AVENUE, N.W., ROOM JM 170

Form CV(6)-456/Mar. 98

NOTE: SEE IMPORTANT INFORMATION ON BACK OF THIS FORM.

IMPORTANT: IF YOU FAIL TO SERVE AND FILE AN ANSWER WITHIN THE TIME STATED ABOVE, OR IF, AFTER YOU ANSWER, YOU FAIL TO APPEAR AT ANY TIME THE COURT NOTIFIES YOU TO DO SO, A JUDGMENT BY DEFAULT MAY BE ENTERED AGAINST YOU FOR THE MONEY DAMAGES OR OTHER RELIEF DEMANDED IN THE COMPLAINT. IF THIS OCCURS, YOUR WAGES MAY BE ATTACHED OR WITHHELD OR PERSONAL PROPERTY OR REAL ESTATE YOU OWN MAY BE TAKEN AND SOLD TO PAY THE JUDGMENT. IF YOU INTEND TO OPPOSE THIS ACTION, DO NOT *FAIL TO ANSWER WITHIN THE REQUIRED TIME*

If you wish to talk to a lawyer and feel that you cannot afford to pay a fee to a lawyer, promptly contact one of the offices of the Legal Aid Society (628-1 161) or the Neighborhood Legal Services (682-2700) for help or come to Room JM 170 at 500 Indiana Avenue, N.W., for more information concerning where you may ask for such help.

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA
CIVIL DIVISION

RENA NADOFF
Vs.
WILLIAM L WALTON

C.A. No. 2007 CA 001060 B

INITIAL ORDER

Pursuant to D.C. Code § 11-906 and District of Columbia Superior Court Rule of Civil Procedure ("SCR Civ") 40-I, it is hereby **ORDERED** as follows:

(1) Effective this date, this case has assigned to the individual calendar designated below. All future filings in this case shall bear the calendar number and the judge's name beneath the case number in the caption. On filing any motion or paper related thereto, one copy (for the judge) must be delivered to the Clerk along with the original.

(2) Within 60 days of the filing of the complaint, plaintiff must file proof of serving on each defendant: copies of the Summons, the Complaint, and this Initial Order, and any General Order issued **by the judge** to whom the case is assigned. As to any defendant for whom such proof of service has not been filed, the Complaint will be dismissed without prejudice for want of prosecution unless the time for serving the defendant has been extended as provided in SCR Civ 4(m).

(3) Within 20 days of service as described above, except as otherwise noted in SCR Civ 12, each defendant must respond to the Complaint by filing an Answer or other responsive pleading. As to the defendant who has failed to respond, a default and judgment will be entered unless the time to respond has been extended as provided in SCR Civ 55(a).

(4) At the time and place noted below, all counsel and unrepresented parties shall appear before the assigned judge at an Initial Scheduling and Settlement Conference to discuss the possibilities of settlement and to establish a schedule for the completion of all proceedings, including, normally, either mediation, case evaluation, or arbitration. Counsel shall discuss with their clients **prior** to the conference whether the clients are agreeable to binding or non-binding arbitration. **This order is the only notice that parties and counsel will receive concerning this Conference.**

(5) Upon advice that the date noted below is inconvenient for any party or counsel, the Quality Review Branch (202) 879-1750 may continue the Conference **once**, with the consent of all parties, to either of the two succeeding Fridays. Request must be made not less than six business days before the scheduling conference date. No other continuance of the conference will be granted except upon motion for good cause shown.

Chief Judge Rufus G. King, III

Case Assigned to: Judge GEOFFREY M ALPRIN
Date: February 13, 2007
Initial Conference: 9:00 am, Friday, May 18, 2007
Location: Courtroom 320
500 Indiana Avenue N.W.
WASHINGTON, DC 20001

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA

RENA NADOFF, on behalf of herself, 140 Riverside Dr., New York, NY 10024 and Derivatively on behalf of ALLIED CAPITAL CORPORATION, Plaintiff, vs. WILLIAM L. WALTON, 84 Kalorama Circle NW Washington, DC 20008 and ANN TORRE BATES, 1615 Depot Road Duanesville, NY 12056 and BROOKS H. BROWNE, 107 Hilltop Road Silver Spring, MD 20910 and JOHN D. FIRESTONE, 1101 30th Street, NW #303 Washington, DC 20007	Case No. 0001060-07 RECEIVED Civil Clerk's Office FEB 13 2007 DEMAND FOR JURY TRIAL

[Captioned continued on following page.]

VERIFIED SHAREHOLDER
DERIVATIVE COMPLAINT

ANTHONY T. GARCIA,
20 Windsor Drive
Summit, NJ 07901

and

EDWIN L. HARPER,
1919 Pennsylvania Avenue,
NW, Washington, DC 20006

and

LAWRENCE I. HEBERT
2740 Chariton Street
Oakton, VA 22124

and

JOHN I. LEAHY,
304 East Ridgley Road
Lutherville, MD 21093

and

ROBERT E. LONG,
7608 Southdown Road
Alexandria, VA 22308

and

ALEX J. POLLOCK,
452 East Illinois Road
Lake Forest, IL 60045

and

MARC F. RACICOT,
901 15th Street, Apt. 201
Arlington, VA 22202

and

GUY T. STEUART, II,
6005 Brookside Drive
Chevy Chase, MD 20815

[Caption continued on following page.]

JOAN M. SWEENEY,
10801 Tradewind Drive
Oakton, VA 22124

and

LAURA W. VAN ROIJEN,
8696 Rogues Road
Casanova, VA 20187

Defendants.

and

ALLIED CAPITAL CORPORATION, a
Maryland Corporation,
1919 Pennsylvania Avenue, NW,
Washington, DC 20006

Nominal Defendant.

Plaintiff, by and through her undersigned counsel, submits this Verified Shareholder Derivative Complaint ("the Complaint") against the Defendants named herein.

NATURE OF THE ACTION

1. This is a shareholder derivative action brought by a shareholder of Allied Capital Corporation ("Allied" or the "Company") against the Company's Board of Directors (the "Directors" or the "Board") to remedy their breaches of fiduciary duty owed to the Company that have caused, and will continue to cause substantial economic losses to Allied, and other damages, including loss of reputation and goodwill.

THE PARTIES

2. Plaintiff Rena Nadoff is currently the owner of common stock of Allied and has owned the stock during the relevant period. Her Verification is attached hereto.

3. Nominal defendant Allied is a business development company, or BDC, and in the private equity business and is located at 1919 Pennsylvania Avenue, NW, Washington, DC. Allied provides long-term debt and equity capital to middle market companies. At December 31, 2005, Allied's private finance portfolio spanned investments in over 100 companies, including the second largest investment in Business Loan Express LLC. ("BLX").

4. Non-party BLX originates, sells and services real estate-secured small business loans, and provides U.S. Small Business Administration ("SBA") (7)a loans and small investment real estate loans. The Company's investment in BLX totaled $295.1 million at cost and $284.9 million at value at September 30, 2006. On March 17, 2006, BLX closed on a new three-year $500.0 million revolving credit facility that matures in March 2009, which replaced the existing facility. The revolving credit facility may be expanded through new or additional commitments up to $600.0 million at BLX's option. This new facility provides for a sub-facility for the issuance of letters of credit for up to an amount equal to 25% of the commitment facility. The Company has provided an unconditional guaranty to these BLX credit facility lenders in an amount equal to 50% of the total

obligations (consisting of principal, letters of credit issued under the facility, accrued interest, and other fees) on this facility. The amount guaranteed by the Company at September 30, 2006, was $188.1 million. This guaranty can be called by the lenders only in the event of a default under the BLX credit facility, which includes certain defaults under the Company's revolving credit facility. BLX has determined it was in compliance with the terms of this facility at September 30, 2006. At September 30, 2006, the Company had also provided four standby letters of credit totaling $29.5 million in connection with four term securitization transactions completed by BLX. In consideration for providing the revolving credit facility guaranty and the standby letters of credit, BLX paid the Company fees of $1.5 million and $1.6 million for the three months ended September 30, 2006 and 2005, respectively, and $4.6 million and $4.7 million for the nine months ended September 30, 2006, and 2005, respectively.

5. Defendants listed below are the current Directors of Allied, each of whom served as a Director during the relevant period.

(a) Defendant Ann Torre Bates ("Bates") has been a Director of Allied since 2003 and a member of the Audit Committee of the Board since 2005. Bates has significant additional expertise in the lending and financial industry derived, in part, from her status as director and member of the Audit Committee of both SLM Corp. (Sallie Mae), and Franklin Mutual Series and as financial consultant to NHP, Inc.

(b) Defendant Brooks H. Browne ("Browne") has been a Director of Allied since 1990, Chairman of the Audit Committee of the Board since 2005 and a member of the Compensation Committee of the Board since 2005.

(c) Defendant John D. Firestone ("Firestone") has been a Director of Allied since 1990 and a member of the Compensation Committee and Corporate Governance Committee of the Board since 2005.

(d) Defendant Anthony T. Garcia ("Garcia") has been a Director of Allied since 1991 and a member of the Executive Committee and Compensation Committee of the Board since 2005. Garcia has significant additional expertise in the lending and financial industry derived, in part, from his having been a Senior Vice President of Lehman Bros., Inc. for 11 years and General Manager of Breen Capital Group for four years.

(e) Defendant Edwin L. Harper ("Harper") has been a Director Allied since 2006 and a member of the Board's Executive Committee since 2006.

(f) Defendant Lawrence I. Hebert ("Hebert") has been a Director of Allied since 1989, a member of the Board's Executive Committee and Chairman of the Board's Corporate Governance Committee since 2005. Herbert has significant additional expertise in the lending and financial industry derived, in part, from having been President, Chief Executive Officer and a Director of Riggs Bank for many years and Senior Advisor to PNC Bank N.A.

(g) Defendant John I. Leahy ("Leahy") has been a Director of Allied since 1994, a member of the Board's Executive Committee and Chairman of the Board's Compensation Committee since 2005.

(h) Defendant Robert E. Long ("Long") has been a Director of Allied since 1972 and a member of the Executive Committee of the Board since 2005. Long's son is Managing Director of Allied. Long has significant additional expertise in the financial industry derived, in part, from having been President of Potomac Asset Management, Inc. for eight years.

(i) Defendant Alex J. Pollock ("Pollock") has been a Director of Allied since 2003 and a member of the Board's Executive Committee and Corporate Governance Committee since 2005. Pollock has significant additional expertise in the lending and financial industry derived, in part, from having been President and Chief Executive Officer of the Federal Home Loan Bank of Chicago from 1991 through 2004.

(j) Defendant Marc F. Racicot ("Racicot") has been a Director of Allied and a member of the Board's Compensation Committee and Corporate Governance Committee since 2005. Racicot has significant criminal legal expertise derived, in part, from his service as Attorney General of Montana from 1989 through 1993.

(k) Defendant Guy T. Steuart, II ("Steuart") has been a Director of Allied since 1984 and a member of the Board's Executive Committee since 2005. Steuart has significant additional expertise in the financial industry derived, in part, from his affiliations with Steuart Investment Co. for more than 45 years.

(l) Defendant Joan M. Sweeney ("Sweeney") has been a director of Allied since 2004 and has been employed by Allied since 1993. Sweeney is Allied's Chief Operating Officer. Sweeney has significant additional expertise in the financial accounting and Securities and Exchange Commission ("SEC") compliance industries derived, in part, from her prior employment at a major public accounting firm and with the Division of Enforcement of the SEC.

(m) Defendant Laura W. Van Roijen ("Van Roijen") has been a Director of Allied since 1992 and a member of the Board's Audit Committee since 2005. Van Roijen has significant additional expertise in the lending and financial industries derived, in part, from having been Vice President of Citicorp for ten years.

(n) Defendant William L. Walton ("Walton") has been a Director of Allied since 1986, Chairman of the Board since 1997 and a member of the Board's Executive Committee since 2005. Walton has been Chief Executive Officer of Allied since 1997 and prior thereto, *inter alia*, Walton had been Senior Vice President of Lehman Bros. Kuhn Loeb, Mergers and Acquisition group.

6. In 2005, Allied's Board had 17 meetings. Its Executive Committee had 42 meetings. Its Audit Committee had 18 meetings. Its Compensation Committee had 11 meetings and its

Corporate Governance Committee had five meetings. For 2005, the Directors awarded defendant Walton aggregate compensation in the amount of $7.4 million, including a cash bonus of $2.75 million, and awarded defendant Sweeney aggregate compensation in the amount of $4.1 million, including a cash bonus of $1.5 million.

7. Defendants, by reason of their serving as Directors on the Board of Allied and its Committees, and pursuant to District of Columbia law, as well as the Company's own policies, guidelines and charters, owed the Company and its stockholders fiduciary obligations of candor, fidelity, trust, and loyalty. In addition, Defendants owed Allied the fiduciary duty to exercise due care and diligence in the management and administration of the affairs of the Company, in the use and preservation of its property and assets, and to exercise reasonable and prudent supervision over management.

THE WRONGDOING AND THE BOARD'S PARTICIPATION

8. Defendants established a corporate governance structure at Allied to enable them to effectively fulfill their fiduciary duties to the Company. Pursuant to this corporate governance structure, which was in full effect and operation during the relevant period, Defendants were able to obtain the necessary information concerning Allied's business, operations, products and finances which enabled them to exercise effective oversight of the Company and its senior management. Included in the corporate governance structure established and maintained by Defendants during the relevant period were the following policies and committees:

(a) The "Corporate Governance Policy," attached hereto as Exhibit "A," which was approved by the Board of Directors and was in effect during the relevant time period, provides, *inter alia*, that:

(i) "The Board is responsible for general oversight of the Company, including identifying and taking reasonable actions so that the Company is managed in a way designed to achieve this result. . . . [E]ach director is expected to be familiar with the Company's business and public disclosures, to review in advance of Board meetings related materials distributed to the Board and to attend and participate in meetings of the Board and meetings of committees of which such director is a member;"

(ii) "The Board is responsible for overseeing and understanding the Company's strategic plans and execution and should regularly monitor implementation of such plans . . . . The Board also is responsible for overseeing and understanding the Company's annual operating plans and annual budgets . . . ;"

(iii) "The Board (meeting as a whole, as well as the Non-Management Directors meeting separately) and each Board committee will have complete access to the Company's management"; and

(iv) "Management will be responsible for assuring that, as a general rule, information and data that are important to the committee's understanding of the matters within the committee's authority . . . are distributed to each member of such committee. . . ."

(b) The Code of Business Conduct, attached hereto as Exhibit "B," that was in effect during the relevant period and specifically applicable to each defendant, makes it the "responsibility" of each director to, *inter alia*, maintain the integrity of the Company, ensure that ethical standards are maintained, commit to a culture within the Company that values "honesty and accountability" and makes fair, accurate, timely and clear disclosures to shareholders of material information regarding Allied's business, and "requires honest and accurate recording and reporting of information," including financial records. The Code of Business Conduct specifically requires that "[f]inancial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principals and to Allied Capital's system of internal controls."

(c) The Executive Committee of the Company's Board of Directors.

(d) The Audit Committee, whose Charter was last amended on March 10, 2004, a copy of which is attached hereto as Exhibit "C," was appointed to, *inter alia*, assist the Board in fulfilling its oversight responsibilities for the Company's accounting and reporting processes and the audits of its financial statements. The Audit Committee is charged with "overseeing and monitoring the quality and integrity of financial reports and other financial information . . , the . . . system of internal controls regarding finance, accounting and regulatory compliance . . , the material aspects of the accounting and reporting process. . . [and] performance of the internal audit function." The Audit Committee Charter, in effect during the relevant period, provides that, *inter alia*:

(i) The Audit Committee shall meet at least four times each year, or more frequently as circumstances require . . . . The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent accountants to attend a meeting of the Committee or to meet any members of, or consultants to, the Committee;"

(ii) "The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors;"

(iii) "The Audit Committee, will review with management and the independent accountants, as appropriate, . . . (c). The Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' before they are made public . . . and (f) The Company's earnings press releases, as well as financial information and the types of disclosures provided to shareholders, analysts and ratings agencies . . . ."

(iv) The Audit Committee shall have compliance oversight responsibilities which include, *inter alia*, the requirements to "Administer the procedures relating to the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters . . . ."

(e) The Corporate Governance/Nominating Committee which recommends candidates for election as directors and makes recommendations to the Board as to Allied's corporate governance policies.

9. Since 2002, Allied's valuation of its assets has been questioned by various commentators/analysts including columnist Herb Greenberg, David Einhorn of Greenlight Capital LLC, Charles Gunther of Farmhouse Equity Research and Joel Houck of Wachovia Securities. In May 2002, for example, Einhorn revealed at a hedge fund conference that he was shorting shares of Allied stock because of his concern that Allied did not mark to market its investments, including its investment in BLX. As a result, Allied was carrying overvalued investments on its financial statements. This disclosure, while greeted by a specific denial by defendant Walton and Allied, nevertheless, sent Allied's share price down.

10. Subsequently, in June 2002, Einhorn published his analysis of Allied, a copy of which is attached hereto as Exhibit "D," and specifically drew attention to Allied's investment in BLX. His concern was with the lack of transparency in reporting for BLX and the increase in delinquent loans at BLX. These accusations were also immediately rejected by Allied with defendant Walton going on the offensive by attacking the persons seeking accurate reporting and disclosure stating, "Allied Capital has been the victim of a systematic campaign by short-sellers to use misinformation for personal use . . . ."

11. On June 24, 2004, however, Allied disclosed a SEC inquiry involving its small-business lending affiliate, BLX, but sought to "blame" the inquiry on the accusations from short sellers. However, *The New York Times* reported that the SEC was investigating a transfer of troubled loans from BLX to Allied. If true, it would be a clear admission that Allied's senior management and the directors of Allied knew of the problems with BLX's loan portfolio and sought to hide it from the public.

12. In December 2004, Allied disclosed that the U.S. Attorney's office in Washington D.C. was conducting a criminal investigation into BLX. Allied stated that it had received a letter from prosecutors requesting that Allied preserve and produce documents relating to its relationship with BLX. Again, Allied sought to deflect attention away from the wrongdoing at BLX and Allied by stating that the criminal investigation "appears to pertain to matters similar to those allegations made by short sellers over the past two and one-half years." In permitting Allied senior management to make these misleading statements to the public, the directors of Allied clearly indicated their complicity in the wrongdoing at BLX and Allied and their full support of Allied's senior management to mislead the public and cover-up the wrongdoing.

13. In the face of the Allied Board's steadfast refusal to act appropriately on its own initiative, in March 2005, Einhorn wrote to Allied's Board, asking the directors to conduct an independent investigation into his allegations of loan fraud at BLX. One week later, defendant Browne, then Chairman of Allied's Audit Committee wrote back to Einhorn. He stated that the Allied Board was aware of Einhorn's prior allegations against the Company's management and that information the Board requested from management and outside counsel "has not supported [his] allegations of misconduct." The Allied Board, through defendant Browne, again sought to give the misleading appearance that the allegations of wrongdoing had no basis in fact and that the Board had actually conducted a thorough investigation of the issues raised concerning BLX and Allied's conduct. This was not the case, as events would soon disclose.

14. On August 3, 2005, for example, Allied disclosed that the underlying allegations of wrongdoing were not being taken lightly by the federal government and that, in fact, the Company had already spent $25 million in legal expenses in the first half of 2005 on government investigations which required Allied to produce "millions of pages" of Company e-mails and documents. This belated admission by Allied senior executives and the defendants revealed the false

and misleading nature of their earlier statements that the allegations of wrongdoing had no basis in fact and were nothing but self-indulgent statements made by short sellers of Allied stock and that the federal investigations were nothing more than a product of these short seller allegations.

15. In its 10-Q for the period ended September 30, 2006, filed with the SEC in November 2006, Allied further disclosed that " the Office of Inspector General of the SBA and the Department of Justice have been conducting investigations into the lending activities of BLX and its Detroit office. These investigations are ongoing." Additionally under the section entitled "Legal Proceedings," the Company disclosed that "to date, we have produced materials in response to requests from both the SEC and the U.S. Attorney's Office, and a director and certain current and former employees have provided testimony and have been interviewed by the staff of the SEC and, in some cases, the U.S. Attorney's Office. We are voluntarily cooperating with these investigations." This disclosure is a far cry from defendants' false and misleading statements made in casual response to the assertions of wrongdoing, some of which misstatements were made by defendants during the very time some of them were giving testimony to federal officials.

16. On December 15, 2006, the U.S. Attorney's Office in Michigan filed under seal an indictment (the "December Indictment") as to Patrick Harrington, an Executive Vice President of BLX, which indictment was unsealed on January 9, 2007. The December Indictment, attached hereto as Exhibit "D," charged that Harrington, who headed BLX's Troy Michigan office until that office was closed by Allied on August 1, 2006, caused to be fraudulently originated and issued at least 76 SBA-guaranteed loans totaling approximately $77 million.

17. Allied issued a statement about BLX and the indictment on January 11, 2007, again seeking to blame the events culminating in the indictment on someone other than itself, in this case Harrington. In a true *non sequitor* Allied noted that Harrington ceased working for BLX in September 2006, although the underlying wrongdoing occurred long before that date, and attempted

to portray itself as being a victim of the same alleged fraud stating, "If the allegations against Mr. Harrington are proven true, BLX will also have suffered losses on account of Mr. Harrington's conduct." Obviously, the investigation defendant Browne alluded to in response to Einhorn's request for an independent investigation could not have been conducted by defendants with any degree of independence.

18. The repercussions to Allied will have more than the $77 million effect defendants and Allied's senior executives have sought to portray as the damage to Allied and BLX as a result of the wrongdoing at BLX and Allied. For example, the SBA has suspended BLX's ability to sell the loans it issues to large institutional investors in the secondary market and the SBA is considering suspending the preferred lending status of BLX which would result in every loan issued by BLX having to be individually vetted by the SBA. The SBA is now investigating the loans BLX has issued during a more than five year period. In addition, analysts have valued the impact on Allied significantly higher than Allied has. Including the $188 million in BLX debt which Allied has guaranteed and the $29.5 million in letters of credit from Allied tied to four BLX loan securitizations, Allied's investment in BLX amounts to 18.5% of Allied's shareholders equity. In addition, Allied has already written down its investment relating to BLX by $34.3 million.

19. In issuing a comment on the recent developments at BLX, on January 15, 2007, Allied acknowledged that "it has retained an independent third party to work with BLX to conduct a review of BLX's internal control systems, with a focus on preventing fraud and further strengthening the company's operations."

20. Thus, defendants, during the period of wrongdoing, either failed to ensure that Allied's internal control procedures were functioning properly or failed to act on the wrongdoing which properly functioning internal control procedures would have brought to their attention. In either event, defendants violated their fiduciary duties, including adherence to their own Corporate

Governance Policy, Code of Ethics and Charters. Defendants either knew that during the relevant period, Allied was experiencing a serious pervasive breakdown in its internal controls or chose to ignore the information properly functioning internal controls would have brought to their attention.

21. In addition, the underlying wrongdoing at BLX and Allied was repeatedly brought to the attention of the Board and yet they repeatedly denied its existence. Instead, the Board either gave misleading information concerning the allegations of wrongdoing by denying that there was any basis in fact for the allegations or blaming the allegations on the self-interests of short sellers of Allied common stock, or gave them short shrift, in one case responding in less than a week to a shareholder request for an investigation. However, the Company's BLX investment and the underlying wrongdoing had been under a federal microscope for over two years but it was not until the December Indictment that Allied was forced by circumstance now publicly revealed to announce that it had commenced a review of BLX's internal control systems. Throughout this entire time period, defendants permitted the wrongdoing to continue, permitted the misrepresentations about the wrongdoing to be made public by or on behalf of Allied, and continued to financially reward the senior executives of Allied, two of whom were fellow directors, with huge compensation packages and cash bonuses.

22. Defendants violated their fiduciary duties, based on the facts they knew or should have known, as alleged in paragraphs 9 through 21, above, by permitting, failing to stop and failing to correct the ongoing improper acts and practices at Allied and of its senior executive officers, as alleged above, including, *inter alia*: (i) permitting Allied to operate without adequate internal control over its financial reporting which both reflected and created an environment that encouraged deviations from sound business practices; and (ii) permitting the making of false and misleading statements to the public concerning the allegations of wrongdoing at BLX and Allied.

23. Defendants' conduct involved a knowing, culpable, and/or reckless violation of their obligations as directors of Allied, an absence of good faith on their part, and a blatant disregard for their duties to the Company and its shareholders which the Directors knew or recklessly disregarded created a substantial risk of significant economic and reputational injury to the Company. Defendants' breaches of their fiduciary duties were committed either intentionally or in reckless disregard of the material facts known or available to them, as alleged above, and have caused and continue to cause Allied to incur significant injury, as alleged above, including, *inter alia,* the loss of goodwill and reputation.

Defendants' Knowledge of General Standards of Internal Control and Corporate Compliance

24. As sophisticated business people with extensive executive management experience in publicly-traded companies, defendants were each aware of basic concepts of internal controls as applied to complex business organizations, as well as of the importance of adequate and effective systems to assure corporate compliance with applicable laws and regulations. In addition, defendants Garcia, Harper, Herbert, Long, Pollack, Steuart, and Van Roijen had specific business experience in the financial field as they were private investors, and/or chief executive officers of public companies.

25. Although issues of internal control and corporate compliance had received extensive congressional, regulatory, industry and public attention in the 1970s and 1980s, in the early 1990s, two developments directly pertaining to organizational governance clearly and unambiguously established the crucial responsibilities of corporate directors in these critical areas, namely the United States Sentencing Commission guide-lines and the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") published "Internal Control – Integrated Framework" ("COSO Framework").

26. First, pursuant to the Sentencing Reform Act of 1984, in 1991 the United States Sentencing Commission adopted the Organizational Sentencing Guidelines (the "Sentencing Guidelines"). The Sentencing Guidelines set forth a uniform structure for sentencing organizations for violations of federal criminal statutes, creating powerful incentives for corporations to have in place effective compliance programs, and establishing minimum criteria for evaluating such programs.

27. Among the minimum criteria for an effective compliance program under the Sentencing Guidelines are:

- standards and procedures to be followed by employees and other agents that are reasonably capable of reducing the prospect of illegal conduct;
- assignment of overall responsibility to oversee compliance with such standards and procedures to high-level personnel;
- utilization of monitoring and auditing systems reasonably designed to detect illegal conduct by employees and other agents;
- having in place a reporting system whereby employees and other agents could report illegal conduct without fear of retribution;
- consideration of the likelihood that certain offenses may occur because of the nature of the company's business;
- consideration of the prior compliance history of the company; and
- ensuring that the company's compliance program incorporates and follows standards called for by any applicable government regulation.

28. These explicit criteria support the common-sense proposition that directors, in performing their compliance oversight function, must satisfy themselves that the corporation's compliance program is appropriately designed to address the compliance risks arising from the nature of the company's business and its specific compliance history, and must ensure that the company employs a system of monitoring and auditing that will provide them with reasonable assurance that the compliance program is in fact operating effectively.

29. Second, in 1992, COSO published the COSO Framework which provides a broad framework of criteria against which companies can evaluate the effectiveness of their internal control systems. The COSO Framework became the basis for many existing rules, regulations and laws, and, most recently, was recognized by the SEC (in its final rule regarding Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, IC-26068) as the only currently existing internal control evaluation criteria satisfying the SEC's evaluative standard requirement applicable in the United States.

30. Highly relevant to the degree of respect and deference given to the COSO Framework was the expansive and multi-disciplinary nature of the input, review and assessment reflected in its creation. Specifically, the COSO Framework solicited the views of a broad base of corporate executives, legislators, regulators, academics and auditors. In addition, an exposure draft was widely released, and comments were received, considered and processed in arriving at the final version.

31. The COSO Framework defines internal control as "a process, effected by an entity's board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of objectives" in three categories: (i) effectiveness and efficiency of operations; (ii) reliability of financial reporting; and (iii) compliance with applicable laws and regulations. COSO further states that internal control consists of five components:

- *Control Environment* -- The core of any business is its people -- their individual attributes, including integrity, ethical values, and competence -- and the environment in which they operate. They are the engine that drives the entity and the foundation on which everything rests.

- *Risk Assessment* -- The entity must be aware of the risks it faces. It must set objectives, integrated with the sales, production, marketing, financial and other activities so that the organization is operating in concert.

- *Control Activities* -- Control policies and procedures must be established and executed to help ensure that the actions identified by management as necessary to address risks to achieve the entity's objectives are effectively carried out.

- *Information and Communication* -- Surrounding these activities are information and communication systems. These enable the entity's people to capture and exchange the information needed to conduct, manage and control its operations.

- *Monitoring* -- The entire process must be monitored, and modifications made as necessary. In this way, the system can react dynamically, changing as conditions warrant.

32. The COSO Framework contains separate chapters addressing each internal control component. Each chapter concludes with a section concerning evaluation of the effectiveness of the relevant internal control component and gives illustrative examples of key inquiries to be made by the evaluator. Highlights of these illustrative examples include:

- *Control Environment* -- To what extent is there pressure to meet unrealistic short-term performance targets and to what extent is compensation based on achieving them? To what extant is the board or audit committee independent of management? To what extent is sufficient and timely information provided to the board or audit committee?

- *Risk Assessment* -- Are mechanisms to identify risks arising from external sources adequate? Are mechanisms to identify risks arising from internal sources adequate? Is the risk analysis process, including estimating the significance of risks, assessing the likelihood of their occurring and determining needed actions, adequate?

- *Control Activities* -- Have appropriate policies and procedures been designed and implemented relative to the risks identified and assessed in the risk assessment process?

- *Information and Communication* -- Is information provided to the right people in sufficient detail and on time to enable them to carry out their responsibilities efficiently and effectively? Have channels of communication been established for people to report suspected improprieties?

- *Monitoring* -- Are internal audit activities effective? Is the entity responsive to internal and external auditor recommendations on means to strengthen internal controls?

33. Most importantly, the COSO Framework recognizes that: "an active and involved board of directors . . . possessing an appropriate degree of management, technical and other expertise coupled with the necessary stature and mind set so that it can adequately perform the necessary governance, guidance and oversight responsibilities . . . is critical to effective internal control." One key environmental factor that creates a temptation for employees to engage in improper acts is "[a]n

ineffective board of directors that does not provide objective oversight of top management." Moreover, "an unassertive or ineffective board or audit committee can provide opportunities for indiscretions."

34. The COSO Framework also states that the duty of a company's CEO, who has "ultimate ownership responsibility for the internal control system," is to ensure that "all of the components of internal control are in place," and that "the CEO [is] ultimately accountable to the board." The board itself must satisfy itself that the internal control system is reasonably designed and operates effectively. The COSO Framework states that "[e]ffective boards and audit committees [must] determine whether the internal control system has the necessary critical underpinnings," that "[m]embers of the board should discuss with senior management the state of the entity's internal control system[,] provide oversight as needed[, and] seek input from the internal and external auditors," and that the "audit committee, in conjunction with or in addition to a strong internal audit function, is often in the best position within an entity to identify and act in instances where top management overrides internal controls or otherwise seeks to misrepresented reported financial results."

35. The COSO Framework further provides that:

> Management is accountable to the board of directors or trustees, which provides governance, guidance, and oversight. By selecting management, the board has a major role in defining what it expects in integrity and ethical values, and can confirm its expectations through its oversight activities. Similarly, by reserving authority in certain key decisions, the board can play a role in high-level objective setting and strategic planning, and with the oversight that the board provides, the board is involved pervasively in internal control.
>
> Effective board members are objective, capable, and inquisitive. They have working knowledge of the entity's activities and environment and commit the time necessary to fulfill their board responsibilities. They should utilize resources as needed to investigate any issues they deem important, and have an open and unrestricted communications channel with all entity personnel, including the internal auditors, and with the external auditors and legal counsel.

36. The COSO Framework recognizes that "[a] changed . . . economic environment can result in increased competitive pressures and significantly different risks." The COSO Framework makes clear that changed economic conditions, such as the withdrawal of a company's product, constitute a "[c]ircumstance[] demanding special attention" in terms of assessing internal control and compliance risks at the Company.

37. One of the basic concepts set forth in the COSO Framework -- and perhaps the most crucial in terms of highlighting the necessity of active involvement and oversight by a company's directors -- is that internal controls may be circumvented by management:

> The term "management override" is used here [in the COSO Framework] to mean overruling prescribed policies or procedures for illegitimate purposes with the intent of personal gain or an enhanced presentation of an entity's financial condition or compliance status. . . . [A]ctions to override usually are not documented or disclosed, with an intent to cover up the actions.

38. Thus, the COSO Framework repeatedly emphasizes the critical importance of the role of directors, functioning in an audit committee or as the full board, in conjunction with a strong internal audit function, to identify and act in instances where top management overrides internal controls. It identifies management override as one instance in which the "audit committee or board must carry its oversight role to the point of directly addressing serious events or conditions."

39. In the wake of the 2001 Enron collapse, issues of internal control and compliance -- and particularly, the responsibilities of corporate directors with respect to these matters -- have received renewed and intense legislative, regulatory, industry and public scrutiny. A Senate investigation into the Enron situation led to publication of a July 2002 report laying a significant part of the blame for the Company's collapse on the failure of the directors to take appropriate action to address known risks. This report led to enactment of the Sarbanes Oxley Act of 2002.

40. Key provisions of the Sarbanes Oxley Act include:

- Requiring companies to establish an Audit Committee of the board of directors, consisting entirely of independent directors.

- Requiring companies to disclose the name of at least one Audit Committee member who is a "financial expert," or to publicly explain why the committee includes no such member.[1]

- Requiring officers signing annual and quarterly reports to certify, among other things, that they have disclosed to the Audit Committee all significant deficiencies in the design or operation of the company's internal controls which could adversely affect the company's ability to record, process, summarize and report financial data, as well as any fraud, material or not, that involves management or other employees who have a significant role in the company's internal controls.

- Requiring each annual report to contain an internal control report stating the responsibility of management for establishing and maintaining an adequate internal control structure and procedures for financial reporting and containing an assessment, as of the end of the most recent fiscal year, of the effectiveness of the internal control structure, which must be attested to by the company's independent auditor in connection with its audit report.

These provisions make clear that federal law directly places upon directors of public companies a duty to actively oversee internal controls.

41. Other regulatory and law enforcement action since 2001 has clearly emphasized director responsibility for oversight of compliance programs. For example, revisions to the Sentencing Guidelines, effective November 1, 2004, address the role of the organization's "governing authority" -- in most cases, a board of directors -- in an effective compliance program:

> The organization's governing authority shall be knowledgeable about the content and operation of the program to prevent and detect violations of law and shall exercise reasonable oversight with respect to the implementation and effectiveness of the program to prevent and detect violations of law.
>
> Specific individual(s) within the high level personnel of the organization shall be assigned direct, overall responsibility to ensure the implementation and effectiveness of the program to prevent and detect violations of law. Such individual(s) shall be

---

[1] The SEC's final rules regarding this requirement, effective March 3, 2003, define the term "audit committee financial expert" as having all five of the following attributes: Understands GAAP and financial statements; Can apply GAAP to estimates, accruals and reserves; Has personal experience or has supervised those with experience in preparing, auditing, analyzing or evaluating financial statements of a breadth and complexity comparable to the breadth and complexity of the company's financial statements; Understands internal controls and financial reporting procedures; and Understands audit committee functions.

given adequate resources and authority to carry out such responsibility and shall report on the implementation and effectiveness of the program to prevent and detect violations of law directly to the governing authority or an appropriate subgroup of the governing authority.

42. These revisions were intended to *clarify* the already-existing compliance responsibilities of: (i) members of the governing authority; (ii) executive leadership; and (iii) individuals having primary responsibility for the compliance program.

43. In January 2003, the Justice Department issued revised Principles of Federal Prosecution of Business Organizations. Like the original principles issued in 1999, these revised principles list the existence of an effective corporate compliance program as an important consideration for prosecutors in making charging decisions. However, the revised principles go far beyond the original principles in emphasizing the responsibility of directors to oversee a corporate compliance program.

44. The revised principles list as questions the prosecutor may consider:

- Do the corporation's directors exercise independent review over proposed corporate actions rather than unquestioningly ratifying officers' recommendations?
- Are the directors provided with information sufficient to enable the exercise of independent judgment? and
- Have the Directors established an information and reporting system in the organization reasonably designed to provide management and the board with timely and accurate information sufficient to allow them to reach an informed decision regarding the organization's compliance with the law?

DERIVATIVE ALLEGATIONS

45. Plaintiff brings this action derivatively in the right and for the benefit of Allied to redress injuries suffered and continuing to be suffered by Allied as a direct result of the breaches of fiduciary duty alleged herein. Plaintiff will adequately and fairly represent the interests of Allied and its shareholders in enforcing and prosecuting its rights.

46. Plaintiff has not made any demand on the Board to institute this action. For the reasons alleged in paragraphs 9 through 21, herein, demand is excused because it would be a futile

and useless act. Defendants, as the result of, *inter alia*, the federal inquiries and investigations of BLX and Allied, and the facts alleged therein, and the prior demands made on the Board to conduct an investigation, knew of the allegations of wrongdoing and, particularly as the federal investigations proceeded and Allied reviewed and produced millions of pages of documents to federal investigators, and provided testimony, knew that the allegations of wrongdoing had real substance. However, defendants continued to steadfastly refuse to take any action on their own and continually rejected the notion that there was any wrongdoing to investigate. These actions and inactions by the defendants make it clear that the directors would have rejected any demand to bring this action. Among the specific facts and circumstances from which it can be reasonably concluded that defendants knew of the allegations of wrongdoing dating back to 2002 are the following:

(a) in the Spring of 2002, Einhorn of Greenlight Capital publicly challenged Allied's accounting for its investments in, *inter alia*, BLX, stating that many of its loans were carried at inflated values;

(b) in 2003, Greenberg, then at TheStreet.com, wrote an article about a questionable BLX loan to owners of a motel in Norfolk, Virginia, that was known to be a haven for drug dealers which, a month later, was raided by the U.S. Drug Enforcement Agency. When the borrowers declared bankruptcy, leaving BLX with a worthless $1.1 million loan on its books, Greenberg wrote a letter to Allied setting forth the circumstances and asking for a response. No response was forthcoming;

(c) in April 2004, in an SEC filing, Allied disclosed that it has transferred $9 million in troubled loans from BLX to Allied. A securities analyst at Wachovia Corp., attempted to get more information on the transaction from Allied but dropped coverage of the Company when he received what he termed "unsatisfactory" answers from Allied;

(d) in June 2004, Allied disclosed in its SEC filings that the SEC had begun an investigation of Allied that focused on the lending activities of BLX, stating that they were notified by the SEC on June 24, 2004 that they were the subject of an informal investigation. Defendant Walton belittled the SEC investigation, stating that it was based on frivolous allegations by "short sellers" made over the prior two years which were based on "false and misleading information and distorted facts." The market price of Allied common stock fell 10%;

(e) on December 27, 2004, Allied disclosed that it had received letters from the U.S. Attorney in Washington, D.C. that it was conducting a criminal investigation related to Allied's investment in BLX and requesting the preservation and production of specified information concerning Allied and BLX in connection with the criminal investigation. Allied stated that the investigation pertained to the issues and matters raised by short sellers" more than two years earlier;

(f) both the SEC investigation and the criminal investigation focused on how certain transactions between Allied and BLX affected the value of the companies and whether proper disclosure was made to Allied shareholders;

(g) in connection with the SEC investigation and the criminal investigation by the U.S. Attorney, Allied disclosed that one of its directors and certain of its current and former employees had provided testimony and had been interviewed by either or both of the federal investigators;

(h) in March 2005, Einhorn of Greenlight Capital wrote directly to the Allied Board describing the lending scheme at Allied and BLX which was "dependent on the commission of systematic fraud" against the SBA and requesting that they conduct an investigation. Within a week, defendant Browne responded rejecting the notion that there was anything to investigate;

(i) in early 2006, the SBA lowered BLX's rating to the lowest level that permitted it to remain in the preferred lender program based on the rising number of defaults and late payments by its borrowers, including the rising level of defaults in loans originated by the BLX Troy, Michigan, office, the office headed by Harrington. Shortly thereafter, in August 2006, Allied closed down the Troy, Michigan, office; and

(j) in November 2006, as disclosed by Allied in an SEC filing, the Office of the Inspector General of the SBA, along with the Department of Justice, was investigating the lending activities of BLX.

47. In addition, Defendants, by their actions as alleged herein, have subjected themselves to personal liability for their actions alleged herein which, by reason of their intentional and/or reckless conduct, is not protected by business judgment, District of Columbia law or any provision in Allied's articles of incorporation or by-laws purporting to insulate Defendants from liability for certain actions.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duty

48. Plaintiff incorporates by reference each of the foregoing allegations.

49. Defendants owed to Allied the highest duties of loyalty, honesty, diligence, and fairness.

50. At a minimum, to discharge these duties, each Defendant should have exercised reasonable and prudent supervision over the management, policies, practices, controls and financial affairs of the Company. By virtue of these obligations, each Defendant was required, *inter alia*:

(a) to exercise reasonable control and supervision over the officers, employees, agents, business, and operations of the Company; and

(b) to be and remain informed as to how the Company was operating and, upon receiving notice or information of an imprudent, questionable condition, or practice, make reasonable inquiry and, if necessary, make all reasonable remedial efforts.

51. As described herein, the Defendants knowingly or with recklessness breached their fiduciary duties by orchestrating, devising, carrying out, participating in, and/or failing to prevent, terminate, or timely correct the wrongdoing alleged herein.

52. As a direct and proximate result of Defendants' violations of their fiduciary duties, Allied has been injured. The exact amount of Allied's total damages is not presently determinable because of the pendency and continuing nature of the investigations and their related costs, arising out of the wrongdoing alleged herein.

53. Plaintiff brings this action as a current shareholder of Allied on behalf of Allied to obtain indemnification for all damages suffered by the Company and a judicial determination that each of the Defendants is obligated to indemnify and hold Allied harmless from any and all such fines, damages, judgments or other awards, including attorneys' and expert fees, that may be recovered against Allied in any investigation or litigation relating to the Defendants' breaches of duty. Further, plaintiff, on behalf of Allied, seeks recovery of all damages suffered by Allied as a result of Defendants' breaches of duty and the wrongdoing alleged herein.

WHEREFORE, plaintiff demands judgment as follows:

A. Declaring that Defendants, and each of them, have breached their fiduciary duties as alleged herein;

B. Directing Defendants, jointly and severally, to account for all losses and/or damages sustained by the Company by reason of the acts and omissions complained of herein;

C. Requiring Defendants to remit to the Company all of their salaries and other compensation received for the periods when they breached their duties;

D. Awarding compensatory damages or money damages against all the Defendants, jointly and severally, in favor of Allied for all losses and damages suffered as a result of the acts and transactions complained of herein;

E. Declaring that Defendants are obligated to indemnify and hold Allied harmless from any fines, penalties, judgment, settlement or award pursuant to any of the actions pending or to be filed against Allied or its employees or agents arising out of the breaches of duty and wrongdoing alleged herein;

F. Directing that all the Defendants account for all damages caused by them as a result of their unlawful conduct;

G. Ordering that the Defendants and those under their supervision and control refrain from further violations as are alleged herein and to implement corrective measures, including a system of internal controls and procedures sufficient to prevent the repetition of the acts complained of herein, that will rectify all such wrongs as have been committed and prevent their recurrence;

H. Awarding pre-judgment and post-judgment interest as allowed by law;

I. Awarding plaintiff her costs and expenses for this action, including reasonable attorneys' and experts' fees; and

J. Granting such other and further relief as this Court may deem just and proper.

DATED: February 9, 2007

LAW OFFICES OF ROGER M. ADELMAN
ROGER M. ADELMAN

ROGER M. ADELMAN
D.C. Bar No. 056358
1100 Connecticut Avenue, N.W.
Suite 730
Washington, DC 20036
Telephone: 202/822-0600

LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
SAMUEL H. RUDMAN
DAVID A. ROSENFELD
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)

LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
NANCY M. JUDA
1100 Connecticut Avenue, N.W., Suite 730
Washington, DC 20036
Telephone: 202/822-6762
202/828-8428 (fax)

LAW OFFICES BERNARD M. GROSS, P.C.
DEBORAH R. GROSS
ROBERT P. FRUTKIN
Suite 450, Wanamaker Building
Juniper and Market Streets
100 Penn Square East
Philadelphia, PA 19107
Telephone: 215/561-3600
215/561-3000 (fax)

Attorneys for Plaintiff

I:\Allied Capital\Pleadings\DC CPT.doc

VERIFICATION

I, RENA NADOFF, declare that I have reviewed the **VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT** prepared on behalf of **ALLIED CAPITAL CORPORATION** and I authorize its filing. I have reviewed the allegations made in the Complaint, and to those allegations of which I have personal knowledge, I believe those allegations to be true. As to those allegations of which I do not have personal knowledge, I rely on my counsel and their investigation and for that reason believe them to be true. I further declare that I am a current holder, and have been a holder, of common stock during the time period in which the wrongful conduct alleged and complained of in the Complaint was occurring.

1/25/07
DATE

Rena Nadoff
RENA NADOFF

END